

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 13, 2016

I. Andrew Weeraratne
Chief Executive Officer
NGFC Equities, Inc.
45 Almeria Avenue
Coral Gables, Florida 33134

  Re: **NGFC Equities, Inc.**
    Amendment No. 2 to Registration Statement on Form S-1
    Filed May 4, 2016
    File No. 333-210436

Dear Weeraratne:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our April 25, 2016 letter.

General

1. In response to our comment 2, you state that you have not yet completed the process of having your shares quoted on the OTCQB.   Thus, you continue to lack a sufficient market for your shares. You may not proceed with registering the resale of the shares issuable upon the equity purchase agreement until you have a sufficient market for your shares.

2. In response to comment 14, you disclose on page 5 that you depend on the proceeds from this offering to pay back the $50,000 note you issued to Southridge Partners II, LP in connection with entering into the equity purchase agreement. Your issuance of the note to Southridge in connection with the equity purchase agreement and inability repay the

note without the proceeds from the equity purchase agreement are inconsistent with characterizing the offering as a resale offering. Since you are not eligible to conduct a primary, at-the-market offering, you cannot register the shares to be issued to Southridge prior to their issuance. Therefore, please withdraw your registration statement for this offering. Instead, you may register the resale of the shares issued under the equity purchase agreement after each put.

Equity Purchase Agreement

3.   We note that in response to comments 3, 7 and 10, you have largely inserted, without summarizing, language from the equity purchase agreement. Please revise this disclosure to limit the use of legal jargon when summarizing the agreement. Consider providing illustrations of how particular provisions will operate. Refer to Regulation 421(b) of Regulation C.

4.   We note that in response to comment 4 you state that "[a]ccording to the agreement Southridge cannot choose to buy shares they are not obligated to buy." Please provide us with a citation to a section in the equity purchase agreement for this statement. In addition, please provide an example of how the section referenced in prior comment 4 would work in practice.

5.   In response to comment 6, you state Southridge's consent is required only with respect to identical equity purchase agreements. You also point to Section 6.3 of the equity purchase agreement, which clarifies the lack of certain restrictions and requirements with respect to Southridge's consent. Please confirm that if the company were to enter into such identical equity purchase agreements without Southridge's consent, Southridge would still be required to purchase any put shares.

6.   As requested in comment 7, please explain the disclosure in Note 11 to the financial statements in the Form S-1/A (file number 333-192590) that, "[u]nder the terms of the Equity Purchase Agreement, if Southridge cannot sell shares at .40 cents per share then they could sell at a lower price (with our approval)." Tell us if this provision is contained in the Equity Purchase Agreement or if it is an oral agreement or understanding. Explain how this agreement will operate.

Investment Company Status

7.   We note that in response to comment 8, you state that the company made a computational error. Please review comment 8 and respond to both issues raised with more detail. In addition to any information necessary to adequately respond to comment 8, please provide an unconsolidated balance sheet for each subsidiary and, given the company's current operational activities, address both factors discussed in Section 3(a)(1) of the Investment Company Act of 1940.

Management Discussion and Analysis of Financial Statements and Result of Operations

Results of Operations, page 37

8.   In response to our comment 12, you state that you have provided a "breakdown for the three periods by divisions of the [c]ompany."   However, it is unclear what activities were responsible for the revenues generated in each period. When discussing your results of operations, please provide a description of the source of (and specific activities) that generated the revenue disclosed in the financial statements for each period.

Liquidity and Capital Resources, page 37

9.   We note that in response to our comment 13 that you inserted language from the promissory note without summarizing the material terms. Please revise your disclosure to summarize the material terms of the promissory note, remove legal jargon and otherwise comply with the requirements of Regulation 421(b) of Regulation C.

        Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications